
06016957

to Shareholders

ded June 30, 2006



Report to Shareholders

Dear Shareholder:

Our first quarter results in our core spirit brands were solid in all respects. Our strategic investment in support of our premium portfolio of brands continues to reap benefits as evidenced by increases in earnings from operations of +$30 million or +12% and net income of +$19 million or +10% from the prior year quarter. Reported earnings from operations were $272 million for the first quarter of Fiscal 2007 and net income reached $202 million.

Volume growth for BACARDI rum increased +4% versus the first quarter of last year. GREY GOOSE vodka continues to outperform expectations with a +47% increase in volumes primarily from sales in the United States and from the expansion of this brand into new markets. However, while DEWAR'S Scotch whiskey total volumes decreased -1%, the premium portfolio increased +35% resulting from our increased investment and focus on the premium range for this brand portfolio. The positive performance of BOMBAY gin continues in its primary markets with +7% volume increases. ERISTOFF vodka volumes also showed double digit growth at +22%. CAZADORES tequila volumes were up in both of its principal markets, the United States and Mexico, by +8%. MARTINI vermouth reported a -4% volume decrease which is mostly attributable to a new duty stamp regulation in Russia which resulted in industry wide supply interruptions.

We continue to reap the benefits of a favorable market in the United States as we continue to face challenges in some of our key European markets. In the Asia-Pacific region, we are committed to developing our premium portfolio through strengthening resources. On a global basis, the demand in the spirits industry is shifting towards premium, strong branded spirits which benefits our portfolio. While the global economic outlook continues to be a source of concern, we look forward to continue the positive momentum for the rest of the year.

We remain focused on our key priorities to continue to deliver sustainable growth and positive results for our Company. Our goals include growing our principal brands through a global focus on advertising and promotional campaigns and continuing expansion into new markets (principally in Asia-Pacific), strategic investments to complement our portfolio, and above all our commitment to social responsibility.

Respectfully,

Facundo L. Bacardi
Chairman of the Board

Andreas Gembler
President and Chief Executive Officer

Business

Bacardi Limited (the "Company"), a privately held company headquartered in Bermuda, produces, markets and distributes a variety of internationally recognized spirits. Our brand portfolio includes over 200 brands and labels of rum, vodka, whisky, gin, vermouth and tequila products among others, of which most of the products are sold on a global basis. Our global spirits brands include BACARDI rum, DEWAR'S Scotch whisky, BOMBAY gin, GREY GOOSE vodka, ERISTOFF vodka, and CAZADORES tequila. The Company operates in over sixty markets with the principal markets being the United States, Spain, France, the United Kingdom, Mexico, Germany, Italy and Russia.

Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the 2006 Bacardi Limited Annual Report. The results of operations for the three months ended June 30, 2006 are not necessarily indicative of the results of operations expected for the full fiscal year.

First Quarter Fiscal 2007 Compared to First Quarter Fiscal 2006

Summary of Financial Performance

(expressed in thousands of U.S. Dollars, except percentages)	Three Months Ended June 30,		
	2006	**2005**	**% Change**
Sales less excise taxes	943,444	908,523	+4%
Gross profit	643,280	606,963	+6%
Selling, General and Administrative Expenses	370,830	364,409	+2%
Earnings from Operations	272,450	242,554	+12%
Net Income	202,286	183,477	+10%
Cash Flow from Operations	63,663	111,996	-43%
Gross Margin	55%	53%	
Earnings from Operations Margin	23%	21%	
Effective Tax Rate	11%	12%	
Total Debt to Total Capital	45%	45%	



Management's Discussion and Analysis, continued

Volumes

(in thousands of 9L cases)	Three Months Ended June 30,		
	2006	**2005**	**% Change**
GLOBAL SPIRITS BRANDS			
BACARDI rum	4,907	4,722	+4%
GREY GOOSE vodka	852	580	+47%
DEWAR'S Scotch whisky	730	737	-1%
BOMBAY gin	517	481	+7%
ERISTOFF vodka	445	364	+22%
CAZADORES tequila	85	79	+8%
Totals	7,536	6,963	+8%
MARTINI vermouth	3,469	3,606	-4%

Net sales after excise taxes increased +4% in the first quarter of Fiscal 2007 compared to the Fiscal 2006 period as our principal brands continue growing volume in major markets. Leading the growth was GREY GOOSE vodka in the United States, and BACARDI rum in the United States and Spain. Volume growth contributed 78% of the total growth in Global Spirits Brands net sales after excise taxes and pricing margins and sales mix changes contributed 22%. This growth in net sales was partially offset by reductions in sales of agency brands and Ready-to-Drink products, as well as the discontinuance of BACARDI ISLAND BREEZE in the United States.

Gross profit grew +6% for the quarter driven by higher net sales and a higher profit margin. The gross margin increased to 55% from the same quarter of last year resulting from portfolio mix and price increases.

Selling, general and administrative expenses are up +$6 million in the current year primarily resulting from increased global advertising in support of our global brands, offset in-part by a gain on the sale of a regional brand and reductions in incentive compensation.

Earnings from operations increased +12% primarily due to the increased gross margins described above. The shift in other (income) expense is mainly due to the current year impact of negative foreign currency movements.

Management's Discussion and Analysis, continued

Liquidity and Financial Condition

Cash and equivalents at June 30, 2006 approximate $31.9 million compared to $20.7 million in the prior year. Cash flows from operations decreased by $48 million due to changes in working capital. The changes in working capital primarily related to increases in inventory and accounts receivables balances mainly resulting from increased sales and a new agency brand in Fiscal 2007. Cash used in investing activities is primarily for contingency payouts related to the Fiscal 2005 acquisition of the GREY GOOSE brand and purchases of property, plant and equipment. Cash used in financing activities in the first quarter of the current year is primarily related to dividends paid. In the same period of last year, cash used in financing activities was primarily related to repayments on term borrowings.

New Accounting Pronouncements

During July 2006 the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No.48 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"; prescribes a recognition threshold and measurement attribute for tax positions; and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company's fiscal year commencing April 1, 2007. The Company is currently evaluating the impact this interpretation may have on its financial statements and disclosures.



Condensed Consolidated Statements of Earnings (Unaudited)

For the periods ended June 30, 2006 and 2005

(expressed in thousands of U.S. Dollars)

	Three months ended June 30,	
	2006	**2005**
	$	**$**
Sales	1,172,293	1,144,987
Excise taxes	228,849	236,464
	943,444	908,523
Cost of sales	300,164	301,560
Gross profit	643,280	606,963
Selling, general and administrative expenses	370,830	364,409
Earnings from operations	272,450	242,554
Other (income) expenses		
Interest income	(804)	(463)
Interest expense	34,618	35,836
Miscellaneous expense (income) -net	11,843	(1,380)
	45,657	33,993
Earnings before income taxes	226,793	208,561
Provision for income taxes	24,507	25,084
Net income	202,286	183,477

The accompanying notes are integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheets (Unaudited)

As of June 30, 2006 and March 31, 2006

(expressed in thousands of U.S. Dollars, except share and per share amounts)

	June 30, 2006 $	March 31, 2006 $
Assets		
Current assets		
Cash and equivalents	31,889	20,706
Accounts receivable, less allowance for doubtful accounts of $30,571 and $27,992, respectively	891,575	723,645
Inventories	785,558	718,967
Other current assets	170,876	119,040
	1,879,898	1,582,358
Long-Term Investments, Advances and Other Assets	238,821	232,524
Property, Plant and Equipment, Net	533,442	527,685
Intangible Assets	5,315,557	5,273,962
	7,967,718	7,616,529
Liabilities		
Current Liabilities		
Short-term borrowings	337,661	243,887
Accounts payable	226,438	219,650
Accrued liabilities	595,915	502,441
Taxes payable	170,214	142,229
Dividends payable	210,149	-
Current portion of long-term debt	249,557	249,316
	1,789,934	1,357,523
Long-Term Debt	2,342,195	2,335,736
Other Liabilities	482,925	502,424
Series 3 Preferred Shares	152,193	144,207
	4,767,247	4,339,890
BMRH Founders' Common Shares	92,467	92,467
Shareholders' Equity		
Common Shares, $1.40 par value; 24,000,000 shares authorized, 23,506,653 issued and outstanding	32,909	32,909
Share Premium	957,267	957,267
Retained Earnings	2,249,429	2,327,342
Accumulated Other Comprehensive Loss	(131,601)	(133,346)
	3,108,004	3,184,172
	7,967,718	7,616,529

The accompanying notes are integral part of these condensed consolidated financial statements.



Condensed Consolidated Statement of Shareholders' Equity (Unaudited)

For the period ended June 30, 2006

(expressed in thousands of U.S. Dollars)

	Common Shares $	Share Premium $	Retained Earnings $	Accumulated Other Comprehensive Loss $	Total Shareholders' Equity $
Balance at March 31, 2006	**32,909**	**957,267**	**2,327,342**	**(133,346)**	**3,184,172**
Comprehensive income:					
Net income	-	-	202,286	-	202,286
Foreign currency translation adjustments	-	-	-	916	916
Minimum pension liability adjustments, net of tax of $215	-	-	-	(436)	(436)
Net change in gain on derivative instruments	-	-	-	1,461	1,461
Other	-	-	-	(196)	(196)
Total comprehensive income					204,031
Dividends declared	-	-	(280,199)	-	(280,199)
Balance at June 30, 2006	**32,909**	**957,267**	**2,249,429**	**(131,601)**	**3,108,004**

The accompanying notes are integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the periods ended June 30, 2006 and 2005

(expressed in thousands of U.S. Dollars)

	Three months ended June 30,	
	2006 **$**	**2005** **$**
Cash flows from operating activities		
Cash provided from operations (Note 3)	63,663	111,996
Cash flows used in investing activities		
GREY GOOSE brand acquisition related payments	(17,542)	(10,428)
Proceeds from sale of brands	10,535	-
Purchase of property, plant and equipment	(15,157)	(19,140)
Proceeds on disposition of property, plant and equipment	5,072	141
Change in other assets	(67)	(940)
Change in long-term investments and advances	(6,718)	5,025
Cash used in investing activities	(23,877)	(25,342)
Cash flows used in financing activities		
Dividends paid	(70,050)	(38,551)
Short/long-term debt:		
Borrowings	188,180	213,588
Repayments	(146,595)	(260,270)
Cash used in financing activities	(28,465)	(85,233)
Change in cash and equivalents	11,321	1,421
Change in cash and equivalents due to unrealized foreign exchange	(138)	128
Cash and equivalents – Beginning of period	20,706	17,019
Cash and equivalents – End of period	31,889	18,568

The accompanying notes are integral part of these condensed consolidated financial statements.



Notes to Condensed Consolidated Financial Statements (Unaudited)

For the period ended June 30, 2006

1. *Basis of Preparation*

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information, are presented in United States dollars and include all adjustments necessary for the fair presentation of such financial statements. United States generally accepted accounting principles are acceptable for the Company under Bermuda law. Due to the seasonal nature of the Company's operations, the results of operations for the three months ended June 30, 2006 are not necessarily indicative of the results of operations expected for the year ending March 31, 2007. These unaudited interim condensed consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2006 Annual Report.

2. *New Accounting Pronouncements*

During July 2006 the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No.48 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"; prescribes a recognition threshold and measurement attribute for tax positions; and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company's fiscal year commencing April 1, 2007. The Company is currently evaluating the impact this interpretation may have on its financial statements and disclosures.

3. *Statement of Cash Flows*

Cash provided from operations is comprised as follows:

	Three Months Ended June 30,	
(expressed in thousands of U.S. Dollars)	2006 $	2005 $
Net income	202,286	183,477
Items not affecting cash:		
Deferred income taxes	1,562	(323)
Equity earnings net of dividends	(1,206)	(837)
Gain on sale of brand and related assets	(10,531)	-
(Gain)/loss on sale of assets	(2,915)	122
Depreciation and amortization	17,931	18,086
Incentive compensation plans expense	6,577	17,822
Net change in other items related to operations:		
Accounts receivable	(142,824)	(112,285)
Inventories	(50,186)	3,105
Accounts payable	(740)	(34,703)
Accrued liabilities	56,547	25,129
Taxes payable	24,580	22,274
Pension liabilities	5,472	(1,756)
Other current assets	(46,401)	(39,355)
Other liabilities	(3,939)	3,621
Proceeds from issuance of Long-Term Incentive Plan shares	7,450	27,619
Cash provided from operations	63,663	111,996

Notes to Condensed Consolidated Financial Statements (Unaudited)

For the period ended June 30, 2006

4. *Inventories*

Inventories comprise:

(expressed in thousands of U.S. Dollars)	June 30, 2006 $	March 31, 2006 $
Raw materials and supplies	101,110	96,718
Work-in-progress	69,614	69,894
Aging product	296,130	283,405
Finished goods	318,704	268,950
	785,558	718,967

5. *Accumulated Other Comprehensive Loss*

Accumulated other comprehensive loss is comprised of the following:

(expressed in thousands of U.S. Dollars)	June 30, 2006 $	March 31, 2006 $
Foreign currency translation	(141,869)	(142,785)
Minimum pension liability, net of taxes of $6,789 and $6,570, respectively	(13,687)	(13,251)
Unrealized gain on cash flow hedges	25,306	23,845
Other	(1,351)	(1,155)
Accumulated Other Comprehensive Loss	(131,601)	(133,346)

6. *Income Taxes*

The Company's consolidated effective tax rate may differ from current statutory rates due to events or transactions for which book and tax consequences differ, or different tax rates. The Company uses the estimated annual effective tax rate in determining interim results.

7. *Sale of Brand*

On May 1, 2006, the Company sold a regional brand and related assets for approximately $10.5 million resulting in a net gain of $10.5 million. Net sales for this brand were $0.7 million and $1.8 million for the three months ended June 30, 2006 and 2005, respectively.



Notes to Condensed Consolidated Financial Statements (Unaudited)

For the period ended June 30, 2006

8. Contingencies

Commencing in November 2003, a series of virtually identical class action lawsuits have been filed in the United States against the Company, certain of its subsidiaries, and many other spirits, beer and wine manufacturers and importers, alleging primarily that the named companies improperly target underage consumers through deceptive and unfair marketing and advertising practices. To date, nine such class actions have been filed by the same national plaintiff's counsel seeking to recover, on behalf of parents or guardians of underage children, disgorgement of profits made by the named defendants from alleged underage sales, restitution of funds used by such underage consumers on alcohol purchases, and certain other remedies. The Company, which is participating in a joint defence effort with other industry members, believes the lawsuits to be entirely without merit and is vigorously defending them. To date, six of the lawsuits have been dismissed on the merits by courts in six separate jurisdictions (and one additional case was voluntarily dismissed by the plaintiff). Appeals from these rulings by the plaintiffs are either pending or anticipated. Moreover, earlier this year, plaintiffs have agreed to voluntarily dismiss, without prejudice, all non U.S. Bacardi companies (and certain other affiliates), including the Company, subject to certain conditions that may permit plaintiffs to reinstate the lawsuits against such companies in the future. As a result, for the time being, only the Company's U.S. distributor remains a defendant in these lawsuits. The ultimate outcome of or potential losses arising from these cases cannot be fully determined at this time given the pendency of the appeals filed (or to be filed) by plaintiffs as well as the fact that in certain of the cases, the courts have yet to rule on defendants' pending motions to dismiss.

On August 24, 2005, one of the Company's subsidiaries received an Administrative Order from the U.S. Environmental Protection Agency ("EPA") containing findings of violations of permit discharge limits and permit special conditions at its production facilities in Puerto Rico, providing for interim discharge limits, and ordering compliance with certain provisions of the Clean Water Act. Since the issuance of this Order, the Company's subsidiary has met with the EPA, and the local Puerto Rican environmental board, and made several submissions, including two Plans of Action which intend to address the EPA's concerns. On March 22, 2006, the EPA issued a second Order extending the interim discharge limits until September 30, 2006 and incorporating as requirements two demonstration studies proposed by the Company's subsidiary in one of its Plans of Action. The Company is cooperating with the EPA and the Puerto Rican authorities to resolve this matter. The EPA has indicated verbally that if a mutually agreeable resolution is not reached prior to September 30, 2006, the EPA would be willing to further extend the interim discharge limits for such period as is necessary to reach a resolution. At this time, the Company cannot determine the ultimate outcome or any potential loss arising from the EPA Order.

The Company and its subsidiaries are party to various legal claims, actions and complaints. While the Company currently believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to inherent uncertainties. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters, or, if not, what the impact may be. Legal costs are expensed as incurred.

Corporate Information

Directors

Facundo L. Bacardi	Chairman of the Board
Adolfo L. Danguillecourt	Deputy Chairman of the Board
Barry E. Kabalkin	Deputy Chairman of the Board
Victor R. Arellano Jr.	
Jaime Bergel	
Francisco Carrera-Justiz	
Toten Comas Bacardi	
Robert J. Corti	
Paul M. de Hechavarria	
Ignacio de la Rocha	
Guillermo J. Fernandez-Quincoces	
Andreas Gembler	
Jay H. McDowell	
Guy Peyrelongue	
Philip Shearer	
Raymond P. Silcock	

Officers

Facundo L. Bacardi	Chairman of the Board
Adolfo L. Danguillecourt	Deputy Chairman of the Board
Barry E. Kabalkin	Deputy Chairman of the Board
Andreas Gembler	President & Chief Executive Officer
Ralph Morera	Senior Vice President Finance & Chief Financial Officer
Eduardo B. Sanchez	Senior Vice President & General Counsel
Timothy C. Sullivan	Senior Vice President-Human Resources
Stella David	Senior Vice President & Chief Marketing Officer
Jon Grey	Vice President-Global Operations
Atul Vora	Vice President-Business Development
Gaston Tano	Controller
Michael Maguire	Assistant Vice President
Michael Brennan	Treasurer
D. Douglas Mello	Secretary
Gail A. Butterworth	Assistant Secretary and Director of Shareholder Relations

Shareholder information:
Gail A. Butterworth: gbutterworth@bacardi.com
Telephone: 441-298-1027



BACARDI

vodka

vodka

PRINCE vodka

vodka

GREY GOOSE

World's Best Tasting Vodka

BOMBAY SAPPHIRE

ERISTOFF

CAZADORES

cognac

MARTINI



BACARDI LIMITED